Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of November 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: November 30  2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

ROMTELECOM LAUNCHES “DOLCE”, A NEW DIGITAL TELEVISION SERVICE

Αthens, November 30, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its 54.01% owned subsidiary, RomTelecom, Romania’s incumbent operator, launched a new digital television service which will be made available across the country, via OTE’s satellite, Hellas Sat 2. The new service, with the brand name “Dolce” complements RomTelecom’s portfolio of voice and internet products.

RomTelecom’s Dolce broadcasts channels through OTE’s Hellas Sat 2 satellite and insures exceptional image and sound quality at a highly attractive monthly subscription rate. Besides the standard Dolce package, which includes 45 TV channels, customers are free to choose among 7 additional thematic packages, based on their individual preferences. Starting next year, Dolce clients will benefit from other services as well, such as interactive games or personalized music channels, to which new packages and channels will be added. Finally, the digital television service, Dolce, is offered as part of a voice-internet-television package and RomTelecom’s clients, opting for combined packages, can pay one single bill for all three services.

The launch of this new digital television service by RomTelecom is in line with the company’s strategy, which is focused on identifying new sources of revenue and offering clients best-of-class services, based on the most advanced technology for digital television. In overall, the launch of Dolce reflects RomTelecom’s sustained effort in developing new technologies.

Through this synergy, Hellas Sat’s satellite coverage capacity climbs to 80%, within only 3 years of commercial operation.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                Dimitris Tzelepis - Head of Investor Relations

                       Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 29, 2006. OTE assumes no obligation to update information in this release.

Date: November 30, 2006

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer